SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.

(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697107

(CUSIP Number of Class of Securities)

Elliot Noss

Tucows Inc.

96 Mowat Avenue

Toronto, Ontario M6K 3M1

(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103-2921

(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form of Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                        third-party tender offer subject to Rule 14d-1.

☒                      issuer tender offer subject to Rule 13e-4.

☐                        going-private transaction subject to Rule 13e-3.

☐                        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐                        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Tucows Commences Third Dutch Auction Tender Offer to Repurchase
up to 5 Million Common Shares

TORONTO — August 12, 2009 - Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today that it intends to commence a third modified “Dutch auction” tender offer to repurchase up to 5,000,000 shares of its common stock, representing approximately 7.4% of the Tucows’ outstanding shares. The tender offer is expected to commence on Thursday, August 20, 2009 and to expire, unless extended, at 5:00 P.M., New York City Time, on Friday, September 18, 2009.

Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within an expected range of $0.40 to $0.60 per share, which price range may be modified by Tucows prior to the commencement of the offer.  On August 11, 2009, the closing sale price on the NYSE Amex for Tucows’ common stock was $0.43.  Based on the number of shares tendered and the prices specified by the tendering shareholders, Tucows will determine the lowest per share price within the range that will enable it to buy 5,000,000 shares, or such lesser number of shares that are properly tendered. If shareholders of more than 5,000,000 shares properly tender their shares at or below the determined price per share, Tucows will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis. Additionally, if more than 5,000,000 shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the tender offer may, at the discretion of Tucows, be increased by up to 2% of Tucows’ outstanding shares, or approximately 1,357,000 shares, without amending or extending the tender offer.

Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders.  Tucows’ board of directors and its executive officers do not intend to participate in this tender offer.

The information agent for the offer will be StockTrans, Inc. None of Tucows, its board of directors or the information agent is or will be making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Tucows.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tucows’ common stock. The offer will be made solely by the offer to purchase and the related letter of transmittal.  Stockholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information.  At the time the offer is commenced, Tucows will file tender offer materials with the SEC, including the offer to purchase, the related letter of transmittal and certain other offer documents.  The tender offer materials will contain important information which should be read carefully before any decision is made with respect to the tender offer.  The offer to purchase, the related letter of transmittal and certain other offer documents will be made available to all Tucows shareholders at no expense to them.

The tender offer materials will be available for free at the SEC’s website at http://www.sec.gov.  In addition, Tucows’ shareholders will be able to obtain a free copy of these documents from the information agent for the tender offer by mailing requests for such materials to StockTrans, Inc., Attn: Re-Organization Dept., 44 West Lancaster Avenue, Ardmore, PA 19003 or calling (800) 733-1121.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, Tucows files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by Tucows at the SEC public reference room at 100 F. Street, N.W., Washington, DC 20549.  Please call the SEC at 1-888-SEC-0330 for further information on the public reference room.  Tucows’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

About Tucows

Tucows is a global Internet services company. OpenSRS manages over 8 million domain names and millions of email boxes through a reseller network of over 9,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows.com. More information can be found at http://tucowsinc.com.

For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com

This news release contains, in addition to historical information, forward-looking statements related to such matters as our business, including the timing and total number of shares to be purchased under the proposed tender offer and our long-term objectives. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.